EXHIBIT  (20)

American Premier Underwriters, Inc.
One East Fourth Street
Cincinnati, OH  45202
(513) 579-6600

Contact:  Philip A. Hagel
          Vice President - Treasurer
                                                      News Release


                                                   FOR IMMEDIATE RELEASE
                                                     December 12, 1994
                                                   ---------------------

                  AMERICAN PREMIER UNDERWRITERS AGREES TO
                   ACQUIRE AMERICAN FINANCIAL CORPORATION

          Cincinnati, Ohio -- December 12, 1994 -- American Premier Underwriters, Inc. (NYSE-APZ) announced that it has signed a definitive agreement to acquire American Financial Corporation (AFC) through the issuance to AFC's shareholders of 28.6 million common shares of a new entity that would be created to own both American Premier and AFC. As part of the agreement, each outstanding American Premier common share would be converted into one common share of the new entity, which would be named American Premier Group, Inc. (New American Premier). Because the 18.7 million American Premier common shares currently owned by AFC would in effect be purchased by New American Premier, the net increase in outstanding shares resulting from the transaction would be 9.9 million shares. The closing price of American Premier common stock on the NYSE Composite Tape on December 9, 1994 was $24 1/4.

          American Premier also announced that it has increased the quarterly cash dividend on its common stock from $.22 per share to $.25 per share (an indicated annual rate of $1.00 per share). A $.25 per share dividend will be payable on January 13, 1995 to holders of record on December 30, 1994. American Premier also announced that it intends to reactivate its stock repurchase program, under which management is authorized to repurchase up to 5 million shares of American Premier common stock, at market prices, from time to time in open market or privately negotiated transactions.

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          AFC is principally engaged in multi-line property and
casualty businesses through its wholly-owned Great American Insurance Group. Approximately 55% of Great American's net written premiums for the first nine months of 1994 came from specialty lines, with the balance being produced by commercial and personal lines. AFC also owns 80% of American Annuity Group, Inc. which sells tax-deferred annuities. AFC's non-insurance assets include a 46% interest in Chiquita Brands International, Inc., a world-wide marketer and producer of bananas and other food products, and a 36% interest in Citicasters Inc., which owns a group of radio and TV broadcast stations.

          As noted, AFC also owns 18.7 million shares of American Premier common stock (representing 40.4% of the outstanding shares), which would be treated as repurchased treasury shares of New American Premier if the proposed transaction is consummated. Upon completion of the acquisition, the current shareholders of AFC, consisting of Carl H. Lindner, members of his family and trusts for their benefit, would own
28.6 million New American Premier common shares, representing 50.9% of the approximately 56.2 million New American Premier common shares that would be then outstanding. Mr. Lindner is chairman and chief executive officer of both American Premier and AFC and would continue in that role with New American Premier.

          Carl H. Lindner, chairman and chief executive officer of American Premier, said: "This transaction represents a special opportunity for American Premier to fulfill its strategic objective of complementing existing insurance operations through high-quality
acquisitions in the property and casualty insurance area.   Currently
generating about $1.4 billion of annual net earned premiums, Great American Insurance is one of the nation's premier property and casualty insurers, with a combined ratio that has consistently outperformed the industry average over the last decade. Upon completion of the acquisition, we expect Great American Insurance, as well as AFC's other valuable assets, to provide a substantial immediate boost to the earnings per share of New American Premier."

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NEWS
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          Mr. Lindner continued: "The acquisition will enable American
Premier to make immediate and profitable use of the most of its $820 million of cash equivalent assets. Approximately $750 million would be earmarked for the early retirement of relatively expensive AFC and American Premier debt, which would have an additional positive impact on New American Premier's earnings per share."

          Carl H. Lindner III, president and chief operating officer of American Premier, said: "The combined property and casualty businesses of American Premier and Great American will represent a significant position in the property and casualty industry, with about $3 billion of net written premiums, $8 billion of property and casualty assets and $1.5 billion of statutory capital. I am personally excited about the future prospects for New American Premier, which would derive about 80% of its premiums from specialty lines of business, which we believe have great profit and growth potential."

          The acquisition agreement, which will be submitted to American Premier's shareholders for their approval, was approved by a special committee of American Premier independent directors. In approving the agreement, the committee relied on, among other things, an opinion of Furman Selz Incorporated that the number of New American Premier shares to be issued for AFC is fair to the American Premier shareholders (other than AFC) from a financial point of view.

          Alfred W. Martinelli, chairman of American Premier's special committee, said: "The greatest challenge for American Premier in recent years has been to identify the best use for its substantial cash assets. In the committee's judgment, the proposed transaction is not only very attractive for American Premier shareholders on its own terms, but it also enables a better utilization of American Premier's cash than other opportunities that are currently available or that we have considered in the past, such as different potential acquisitions or large-scale stock repurchases."

          AFC had revenues and net income of $2.7 billion and $220 million, respectively, for 1993 and $1.6 billion and $40 million,

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NEWS
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respectively, for the first nine months of 1994.  AFC's common shareholders' equity at September 30, 1994 was $303.4 million.

          Consummation of the transaction is subject to certain conditions, including approval by American Premier shareholders at a meeting expected to be held in early 1995, receipt of regulatory approvals and approval of the listing of the New American Premier shares on the New York Stock Exchange. A prospectus/proxy statement relating to the proposed acquisition has been filed in preliminary form with the Securities and Exchange Commission and will be mailed to American Premier shareholders following clearance by the Commission.

          American Premier is engaged primarily in specialty property and casualty insurance.

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AP94-21